UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
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FORM 4 - Statement of Changes in Beneficial Ownership

Filed Pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person Galli, Attilio F. Community Financial Group, Inc. Post Office Box 198986 Nashville, TN 37219	2. Issuer Name and Ticker or Trading Symbol Community Financial Group, Inc. (CFGI)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [ ] Director [ ] 10% Owner [X] Officer [ ] Other (give title below) (specify below) Executive Vice President
	3. IRS Identification Number of Reporting Person, if an entity (Voluntary) ###-##-####	4. Statement for Month/ Year May 2002 _________________ 5. If Amendment, Date of Original (month/year)	7. Individual or Joint/Group Filing (check applicable line) [x] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person

TABLE 1 - Non- Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security	2. Transaction Date (M/D/Y)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form; Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership
		Code	V	Amount	(A) or (D)	Price
Beginning Balance							172.741
CFGI - Common	4/30/02	M		500	A	13.89	500	D
CFGI - Common	4/30/02	M		10,000	A	12.60	10,000	D
Ending Balance							10,672.741

TABLE II - Non- Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security	2. Con- version or Exercise Price of Derivative Security	3. Trans- action Date (M/D/Y)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Expiration Date (month/ day/year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of Derivative Security Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
CFGI	13.89	4/30/02	M			2,500	6/19/01	6/19/11	Common	500		2,000	D
CFGI	12.60	4/30/02	M			25,000	8/21/01	8/21/11	Common	10,000		15,000	D

            /s/ Attilio F. Galli                                                                             April 30, 2002
        Signature of Reporting Person                                                                 Date